

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 10, 2023

Mark Doerr
Chief Executive Officer
MedAvail Holdings, Inc.
4720 East Cotton Gin Loop, Suite 220
Phoenix, AZ 85040

>   **Re: MedAvail Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 29, 2023**
>   **File No. 333-273032**

Dear Mark Doerr:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Kate Beukenkamp at 202-551-3861 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: John McIlvery